Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Waverly Braden	2. Issuer Name and Ticker or Trading Symbol Vsource, Inc. (VSCE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President
(Last) (First) (Middle) 16875 West Bernardo Drive, Suite 250	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 22, 2003
(Street) San Diego California 92127		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A.Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (right to buy)	$2.00	1/22/03	(1)	A		175,000		(1)	(1)	Common Stock	175,000			D
Stock Options (right to buy)						137,500				Common Stock	137,500		312,500	D

Explanation of Responses:

(1) Stock options vest in accordance with the following schedule: 16.66% on July 22, 2003, and the balance in ten equal quarterly installments beginning on October 22, 2003. Stock options also vest upon the occurrence of a "Liquidity Date", as such term is defined in the certificate of designations relating to the Company's Series 4-A convertible preferred stock. See Attachment A for more detail on this term.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Braden Waverley **Signature of Reporting Person	January 23, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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Attachment A

            The term "Liquidity Date" means, in summary, the earliest to occur of:

  the date on which the common stock issuable upon conversion of the Series 4-A convertible preferred stock (the "Series 4-A Preferred Stock") held by the initial purchasers of the Series 4-A Preferred Stock can be distributed or resold without restriction to members of the general public pursuant to an effective registration statement in the U.S. or similar procedure in any non-U.S. jurisdiction, following, or in conjunction with, the completion of a Qualifying Offering (as defined below). The initial purchasers of the Series 4-A Preferred Stock were Capital International Asia CDPQ Inc. (referred to as "CDPQ") and Quilvest Asian Equity Ltd. (referred to as "Quilvest" and together with CDPQ, the "CDP Investor"), the date on which the CDP Investor is able to publicly sell all of its respective issued or issuable common stock pursuant to an effective registration statement covering such shares or in any three month period pursuant to Rule 144 under the Securities Act of 1933, provided that a Qualifying Offering has occurred, the date of the closing of a sale of more than 50% of our common stock on a fully diluted basis for a purchase price per share at least equal to the price that would yield an internal rate of return of 30% to the CDP Investor. A sale meeting these requirements is called a "Qualifying Sale," and the date of the closing of a sale of all or substantially all of our assets for consideration that results in distributions per share to the CDP Investor of proceeds from such sale equivalent to the consideration that would be received in a Qualifying Sale.
            The term "Qualifying Offering" means, in summary, a firm commitment public offering, underwritten by an internationally reputable investment bank selected by our Board of Directors, of our common stock on an internationally recognized exchange or quotation system that would permit the unrestricted, lawful distribution or resale of securities to members of the general public. The public offering price of the Qualifying Offering cannot be less than the price that would yield an internal rate of return of 30% to the CDP Investor, and the aggregate net proceeds (after deductions of underwriters' commissions and offering expenses) to us must exceed $20,000,000. The method for calculating the internal rate of return is set forth in the certificate of designations for the Series 4-A Preferred Stock.